Moms Online, Inc.

1828 Broadway, 2nd Floor, Suite C

Santa Monica, CA, 90404

December 2, 2014

Ivan Griswald, Esq.

Matthew Crispino, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Room 4561

100 F. Street N.E.

Washington, D.C. 20549

Re:

Moms Online, Inc.

Registration of Securities on Form 10

Filed September 25, 2014

File No. 000-55286

Dear Mr.

General

Comment No.1

We note your response to prior comment 3, in which you state that the parent’s shareholders did not provide consideration for the spun-off shares. Please expand your analysis to tell us how the transaction comported with the remaining conditions specified in Section 4 of Staff Legal Bulletin No. 4. Accordingly, please present your analysis for whether the spin-off was pro-rata to the shareholders, the type of information about the spin-off and subsidiary provided to shareholders, and the business purpose of the spin-off. Provide similar analysis for the spin-off of Social Quotient from IceLounge.

Response

We have modified the disclosure to cover the discussion on the spin off for both companies.  With less than 35 non-accredited investors in IceLounge, the Company believes the spin-off would not need to be registered not only based on the Staff Legal Bulletin but also based on the number of non-accredited shareholders, the fact no new investment decision was required and no general solicitation was used during the spin off.

Employees, page 8

Comment No. 2

We note your response to prior comment 12. To the extent that such consultants are or were engaged in developing software or any other intellectual property, expand your disclosure in Business and Risk Factors to address any risks relating to the fact that such persons have not entered into a contract governing the ownership of any developed intellectual property assets.

Response

We have added the additional disclosure.  At this time, the Company does not believe the lack of contracts will be an issue but is working on new agreements for work that will be more involved in the upcoming year.

Certain Relationships and Related Transactions, and Director Independence, page 20

Comment No. 3

We note your response to prior comment 24 regarding the lack of any agreements with IceLounge Media and Social Quotient regarding fund advances. As requested in our prior comment, ensure that your risk factor and liquidity sections reflect the balances due under these loans, the nature of any repayment obligations, and the resulting impact on your company.

Response

We have added the additional disclosure.

Item 15. Financial Statements and Exhibits, page 24

Comment No. 4

Please amend your filing to make correct reference to the unaudited statements of operations and cash flows for the three and nine months ended September 30, 2014.

Response

The reference has been corrected.

Financial Statements

Statement of Stockholders’ Equity (Deficit), page F-14

Comment No. 5

Please correct the final subtotal line to read “Balances, December 31, 2013”.

Response

The subtotal line has been corrected.

Additionally, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All exhibits are in searchable text.  If you have further questions or need additional information, please let me know.

Sincerely,

MOMS ONLINE, INC.

/s/ Kevin Ghim

Kevin Ghim, President

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